Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 1, 2010

Catalyst Paper announces deferral of rights offering

Richmond, BC – Catalyst Paper (TSX:CTL) announced today that it has decided to defer proceeding with a previously announced proposed rights offering.  In November, 2009 the company announced, in conjunction with an exchange offer involving its outstanding 8 5/8% Senior Notes due June 15, 2011 (the "Exchange Offer"), that upon completion of the Exchange Offer it intended to conduct a rights offering to raise proceeds of up to $100 million.

Last week, the company announced that it had amended the terms of the Exchange Offer.  The company also announced the resignation of Richard Garneau, the Chief Executive Officer, effective April 28, 2010.  A search for a successor is underway and the Board has determined that completing this succession process is desirable prior to initiating the proposed rights offering.  As a result of this and current market and industry conditions, the company has reconsidered the timing of the proposed rights offering and will not proceed with it at this time.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters described in this release are forward-looking, including statements with respect to the timing of a rights offering. These forward-looking statements reflect management’s current views and are based on certain assumptions as to market and industry conditions, the appointment of a replacement chief executive officer, and other factors management believes are appropriate. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713